Shareholder Proxy Voting Results
A special meeting of shareholders was held on October 7, 2009.  The matters considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

1.	To approve a new investment advisory agreement between the Fund and Cadogan Management, LLC, the Fund’s investment adviser.

No. of Shares
Affirmative	552,251
Abstain	190,822
TOTAL	713,073

2.	To provide the Board of Directors with the authority to organize the Fund as a feeder fund in a master-feeder structure with the same investment objective as the Fund.

No. of Shares
Affirmative	552,251
Abstain	190,822
TOTAL	713,073

Based upon votes required for approval, each of these matters passed.